

Mail Stop 3010

February 22, 2010

Jon W. Clark
Gramercy Capital Corp.
420 Lexington Avenue
New York, NY 10170

> **Re:** **Gramercy Capital Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009, June 30,**
> **2009, and September 30, 2009**
> **Definitive Proxy Statement on Schedule 14a**
> **Filed April 30, 2009**
> **File No. 001-32248**

Dear Mr. Clark:

We have reviewed your response letter dated January 19, 2010, and have the following additional comments.

Form 10-K

Financial Statements and Notes

Consolidated Statements of Income, page 134

1. We have read and considered your response to prior comment two. SAB 11.K (FASB ASC 942-10-S99-4) notes that although Article 9 and Guide 3 applies to bank holding companies, the information required by the guidance may be material and relevant to the businesses of other registrants particularly ones with material lending and deposit activities. Although you do not participate in traditional lending and deposit activities, we continue to believe that since you are a finance company you should use a "net interest income" presentation consistent with Article 9 of Regulation S-X.

2. In addition, it continues to remain unclear as to your basis for including the provision for loan losses below net operating income. Please advise.

3. We have read and considered your response to comment three. It is unclear as to why you believe the guidance within FASB ASC 260-15-45-5 only applies to non-GAAP measures. It is also applicable to dividends per share as this per-share amount is not required to be presented by the subtopic. Furthermore the guidance that you reference in Rule 10-01(b)(2) of Regulation S-X only applies to interim financial statements. As previously requested, tell us how your presentation of dividends per share on the face of the Statements of Income complies with the guidance in FASB ASC 260-15-45-5 or revise in future filings to include this information in a footnote.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3413 with any other questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief